Exhibit 99.3

2016-10-24

PRESS RELEASE

Oasmia issues new shares for acquiring an asset corresponding to SEK 25 million

Uppsala, Sweden, October 24, 2016 -- Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company has made an offset issue of 3,080,000 new shares in order to pay a purchase price of SEK 25 million pursuant to an agreement on the acquisition of a cancer project from Karo Pharma.

As previously announced on October 24 2106 has Oasmia acquired a novel cancer project which was paid for by 3,080,000 newly issued shares at a share price of approximately SEK 8.12 per share

In order to enable the transaction, the Board of Directors of Oasmia has, pursuant to the authorization granted by the annual general meeting held on September 26, 2016, resolved on a directed issue of 3,080,000 new shares.

Through the issue, the number of shares in Oasmia increases by 3,080,000 from 115,959,310 to 119,039,310 and the share capital increases by SEK 308,000 from SEK 11,595,931 to SEK 11,903,931. The new issue results in an equity dilution of approximately 2.6 percent after the issue is completed.

The information above has been made public in accordance with the Securities Market Act and the Financial Instruments Trading Act.

For more information, please contact:

Julian Aleksov

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

IMPORTANT INFORMATION

Issuance, publication or distribution of this press release in certain jurisdictions could be subject to restrictions. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 12.15 CET on October 24, 2016.”